Exhibit (d)(3)

3M General Offices	3M Center St. Paul, MN 55144-1000 651 733 1110

June 20, 2012

CONFIDENTIALITY AGREEMENT

Ceradyne, Inc.
3169 Red Hill Avenue
Costa Mesa, CA 92626

Attn: Joel P. Moskowitz, Chief Executive Officer

Dear Mr. Moskowitz:

In connection with 3M Company’s (“3M”) interest in a possible consensual transaction (the “Transaction”) with Ceradyne, Inc. a Delaware corporation (the “Company”), the Company is furnishing to 3M certain information that is either non-public, confidential, or proprietary in nature. All information furnished to 3M and its directors, officers, employees, agents, or representatives, including attorneys, accountants, consultants, lenders, and financial advisers (collectively, “Representatives”), by the Company or any of its Representatives is collectively referred to as the “Confidential Information.” In consideration of 3M being furnished with the Confidential Information, we agree as follows:

I.             Confidentiality and Use of Evaluation Material. Until this Agreement expires pursuant to Section 8, the Confidential Information will be kept confidential and will not, without the prior written consent of the Company, be disclosed by us or our Representatives, and will not be used by us or our Representatives for any purpose other than evaluating the Transaction, except that 3M may use and disclose the Confidential Information in connection with any Business Combination proposal that is not restricted by the express terms of the standstill provisions in Section 2 hereof. Moreover, we may transmit the Confidential Information only to those Representatives who need to know the Confidential Information for the purpose of evaluating the Transaction, who are informed by us of the confidential nature of the Confidential Information, and who agree to be bound by this Agreement.

2.             Standstill. Unless approved in advance in writing by the Company, 3M agrees that neither it nor any of its Controlled Affiliates will, for a period of one year after the date of this Agreement, directly or indirectly:

(a)           make any statement or proposal to any of the Company’s stockholders regarding, or make any public announcement, proposal or offer (including any “solicitation” of “proxies” as such terms are defined or used in Regulation 14A of the

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Securities Exchange Act of 1934, as amended) with respect to, or otherwise solicit, seek or offer to effect (i) any Business Combination (as defined in Section 2(e)(i) below), (ii) any acquisition of any of the Company’s equity securities or rights or options to acquire interests in any of the Company’s equity securities, or (iii) any proposal, arrangement or other statement that is inconsistent with the terms of this Agreement, including this Section 2(a);

(b)           instigate, encourage or assist any third party (including forming a “group” with any such third party) to do, or enter into any discussions (other than with 3M’s Representatives) or agreements with any third party with respect to, any of the actions set forth in clause (a) above;

(c)           take any action which would reasonably be expected to require the Company or any of its affiliates to make a public announcement regarding any of the actions set forth in clause (a) above; or

(d)           acquire (or propose or agree to acquire), of record or beneficially, by purchase or otherwise, any equity securities of the Company (including rights or options to acquire interests in such securities).

(e)           Notwithstanding the foregoing provisions of this Section 2,

(i)            The restrictions set forth in this Section 2 shall terminate and be of no further force and effect if the Company enters into a definitive agreement with respect to, or publicly announces that it plans to enter into, a transaction involving all or a controlling portion of the Company’s equity securities or all or substantially all of the Company’s assets (whether by merger, consolidation, business combination, tender or exchange offer, recapitalization, restructuring, sale, equity issuance or otherwise and any such transaction, a “Business Combination”); and

(ii)           If the Company (A) has in effect on the date hereof any agreement, or within such one-year period enters into or amends any agreement, relating to the provision of confidential information in connection with a possible Business Combination, or (B) provides such information in the absence of such an agreement, and such agreement or the provision of such information does not contain a term substantially identical to those in this Section 2 or includes a shorter time period or terms that are otherwise less restrictive than those applicable to 3M hereunder, then this Section 2 shall automatically be amended with respect to each such agreement or amendment or provision of information so that such shorter time period and less restrictive terms (or the absence of any such terms) are applicable to 3M. The Company agrees to notify 3M promptly of the occurrence and terms of any such automatic amendment.

(f)            As used herein: (i) the term “Controlled Affiliate” means any Person directly or indirectly controlling, controlled by or under common control with 3M; (ii) the term “Person” means any individual, partnership, limited partnership, corporation,

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business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity; and (iii) the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

3.             Return or Destruction of Confidential Information. The Confidential Information and all copies thereof will be destroyed or returned to the Company promptly if we do not enter into a definitive agreement with the Company regarding the Transaction (except that our legal counsel may retain one copy of such information in their offices for record-keeping purposes only).

4.             Non-Confidential Information. This Agreement does not relate to such portions of the Confidential Information that: (a) are or become generally available to the public, other than as a result of a disclosure by us or our Representatives; (b) become available to us on a non-confidential basis from a source other than the Company or one of its Representatives, but only if the source has represented to us that it is entitled to disclose them; (c) were known to us on a non-confidential basis before their disclosure to us by the Company or one of its Representatives; or (d) was independently discovered or developed by us without reference to the Confidential Information provided hereunder.

5.             No Representations. We understand that the Company has endeavored to include in the Confidential Information materials that are believed to be reliable and relevant for the purpose of our evaluation, but we acknowledge that the Company and its Representatives make no representation or warranty as to the accuracy or completeness of the Confidential Information, except as may otherwise be set forth in a definitive agreement. The Company and its Representatives shall have no liability to us or to any of our Representatives as a result of the use of the Confidential Information by us and our Representatives. Only those particular representations and warranties of the Company that may be made in a definitive agreement, if one is executed (and subject to such limitations as may be specified in the definitive agreement), shall have any legal effect.

6.             Compulsory Disclosure of Confidential Information. If we (or anyone to whom we transmit the Confidential Information) are requested or become legally compelled to disclose any of the Confidential Information, we will provide the Company with prompt written notice so that the Company may seek a protective order or other appropriate remedy or waive compliance with this Agreement. If such a protective order or other remedy is not obtained, or if the Company waives compliance with this Agreement, then we will furnish only that portion of the Confidential Information that is legally required and will make a good faith effort to obtain reliable assurance that confidential treatment will be accorded the Confidential Information so furnished.

7.             Equitable Relief. 3M acknowledges that a breach of this Agreement would cause irreparable harm to the Company. Therefore, the Company is entitled to seek

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equitable relief, including injunctive relief and specific performance, if there is any breach of this Agreement. This Agreement is for the benefit of the Company only, and the Company may enforce all the terms of this Agreement.

8.             Term. All obligations under this Agreement shall terminate automatically on the earlier of (a) the closing of the Transaction or (b) June 30, 2014; provided, however, that the obligations under this Agreement with respect to any information that constitutes a trade secret of the Company shall survive the termination of this Agreement.

9.             Other Acquisition Activity. It is expressly understood and agreed that 3M is a global, diversified conglomerate that routinely is evaluating and completing investments in, joint ventures with, and/or acquisitions of companies around the world. Nothing herein will be construed to limit or prevent us or any of our affiliates from investing in, partnering with, or acquiring (or considering investing in, partnering with, or acquiring) any entity, even those engaged in the same or related businesses as that engaged in (or proposed to be engaged in) by the Company, regardless of whether we consummate a transaction with the Company, provided that, in connection with such investment, partnership, or acquisition, we do not disclose any Confidential Information to such entity in violation of this agreement.

10.          Announcements. Neither party hereto (including Representatives) may, except as otherwise required by law, issue any reports, statements, or releases pertaining to the Transaction, or disclose to any person either the fact that any investigations, discussions, or negotiations are taking place concerning the Transaction between the Company and us or any of the terms or other facts with respect to the Transaction, including the status thereof, without the other party’s prior written consent.

11.          Entire Agreement; Severability. This Agreement contains the sole and entire agreement between the parties with respect to the matters set forth herein. It is understood and agreed that if any provision contained in this Agreement or the application thereof to us, the Company, or any other person or circumstance shall be invalid, illegal or unenforceable in any respect under any applicable law as determined by a court of competent jurisdiction, the validity, legality and enforceability of the remaining provisions contained in this Agreement, or the application of such provision to such persons or circumstances other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby. In the case of any such invalidity, illegality or unenforceability, the parties hereto shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to affect the original intent of the parties.

12.          No Waiver. No failure or delay by the Company in exercising any right, power, or privilege under this Agreement operates as a waiver thereof, nor does any single or partial exercise thereof preclude any other or further exercise of any right, power, of privilege hereunder.

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13.          No Obligation to Complete a Transaction. This Agreement is not intended to, and does not, constitute an agreement or impose any obligation (i) to consummate a Transaction, (ii) to conduct or continue discussions or negotiations concerning a Transaction or (iii) to enter into a definitive agreement for a Transaction.

14.          Governing Law. The validity and interpretation of this Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware applicable to agreements made and to be fully performed therein (without regard to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the laws of another jurisdiction).

15.          Non-Solicitation. Except with the express permission of the Company, 3M agrees that for a period of two years from the date of this Agreement, neither 3M nor its Representatives will directly or indirectly solicit or hire any employee of the Company or any of its subsidiaries, except pursuant to a general solicitation which is not directed specifically to any such employees.

Sincerely,

3M COMPANY

By:	/s/ Mark Copman
Name:	Mark Copman
Title:	Vice President, Corporate Development

Acknowledged and Agreed:

CERADYNE, INC.

By:	/s/ Joel P. Moskowitz
Name:	Joel P. Moskowitz
Title:	Chief Executive Officer